

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Jeffrey MacLeod
Chief Executive Officer and Director
KWESST Micro Systems Inc.
155 Terence Matthews Crescent, Unit #1
Ottawa, Ontario, K2M 2A8

Re: KWESST Micro Systems Inc.
Amendment No. 1 to Registration Statement on Form F-1
Exhibit Nos. 10.15, 10.16, 10.18
Filed September 16, 2022
File No. 333-266897

Dear Jeffrey MacLeod:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance